Shinhan Financial Group’s 2010 3Q Earnings Results to be released on October 28, 2010

Shinhan Financial Group will release its 2010 3Q earnings results on October 28, 2010, at 3:30 pm (Seoul local time). The earnings presentation material will be posted on our website, www.shinhangroup.com.